Kiwibot

Hardware Technology Restaurants Robot Delivery

Robotic system that helps companies deliver safely and timely to their customers

KIWIBOT.COM


kiwi



Being able to move staff around us is fundamental to optimize the local commerce

Felipe Chavez Cortes Chief Executive Officer @ Kiwibot

Why you may want to support us...

1. Raised $4.5M previously. Completed 100,000+ deliveries worldwide. $400K in revenue.
2. Key partnerships with the City of San Jose, Shopify, Rappi, the City of Sacramento, and Olo.
3. Board includes Joseph Huang
4. Advisors include Andrew Savage, founding team member of Lime (partnered with Uber).
5. Pre-pandemic fleet of 20 Kiwibots grew to 50 — with 500 more robots in production.

Why investors ❤ us

WE'VE RAISED $5,229,796 SINCE OUR FOUNDING



Kiwi has built a leading robotics delivery technology platform which has been verified beyond proof of concept at Berkeley and now enjoys significant momentum going into 2H 2020. The current landscape with Covid coupled with the cost efficiencies of robotic delivery and reduction in COGS should allow KIWI to rapidly expand and grow exponentially. The team is highly experienced and battle tested. New business is backlogged, new partnerships formed. This is one of our most exciting investments to date.

Gerard Casale Co-Founder/CEO

LEAD INVESTOR | INVESTING $100,000 THIS ROUND & $350,000 PREVIOUSLY

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Felipe Chavez Cortes

Chief Executive Officer

Former Co-founder & CEO of Lulo, the Instacart for LATAM, that more recently got acquired. Was chosen as an MIT under 35.



Sergio Pachon

Chief Operations Officer

Entrepreneur with 6 years of experience. Previously Co-founder & COO of Lulo, an Instacart for LATAM acquired by Merqueo.com



David Rodriguez

Head of Business Development

Part of Kiwibot's founding team, David previously worked as an Administrative Director for United Ambassadors for Colombia. He is an expansion leader, launcher, and partnerships' expert.

In the news

The pandemic is giving unmanned deliveries a fillip

U NMANNED VEHICLES, airborne or earthbound, have been pressed into anti-pandemic service the world over. In Mexican slums they spray disinfectant from the sky. "Shout drones" with loudspeakers scold

July 4, 2020 @ economist.com

Kiwi's food delivery bots are rolling out to 12 more colleges

If you're a student at UC Berkeley, the diminutive rolling robots from Kiwi are probably a familiar sight by now, trundling along with a burrito inside to deliver to a dorm or apartment building. Now students at a

April 3, 2020 @ techcrunch.com

Burrito Delivered by Bot, as Long as Students Don't Trap It

As an industry begins to sprout, Kiwi Campus and Nuro, two start-ups, are dreaming up new ways to deliver groceries and lunch. BERKELEY, Calif. - Come lunchtime on the campus of the University of California,

November 7, 2019 @ nytimes.com

Who Comes to the Rescue of Stranded Robots? Humans

Fannie Osran just had to help. Last semester, the student at the University of California, Berkeley, came upon a food-delivery robot, one of 120 deployed around campus by a local startup, in front of a long

April 11, 2019 @ wsj.com

We made the world's most affordable delivery service — little robots taking the industry by storm.

Delivery today is pricey. We raised $4.5M to make robots that have made more than 100,000 deliveries today. We partnered with Facebook, Shopify, McDonalds, and more to make this happen. Our next milestone is making San Jose the first robotified city in the world.



80% of parcels will be delivered by autonomous vehicles in the next decade. But delivery today is too expensive... for everyone.

For every order, customers pay a 17-40% higher price due to delivery fees. Merchants experience a 20-40% cut from third-party marketplace commissions.



The Growing Weight of Amazon's Logistics Costs
Amazon's fulfillment and shipping costs as a percentage of net sales
Shipping costs
Fulfillment costs*
30%
25%
20%
15%
10%
5%
0
Shipping costs in 2018 $27.7b
Fulfillment costs in 2018 $34.0b
14.6%
11.9%
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
* Fulfillment costs consist of costs incurred in operating and staffing fulfillment centers, customer service centers and physical stores as well as payment processing costs
@StatistaCharts
Source: Amazon
statista

We are leading the robotic revolution — building the autonomous delivery infrastructure of tomorrow.

The Kiwibot boasts proven operational technology with autonomous obstacle avoidance sensors and sidewalk and corner location detectors. Our current focus is providing an end-to-end robotic infrastructure to restaurant chains and food delivery aggregators.


Kiwibot 3.3
Kiwibot 4.0
Inner bag available for 10" pizzas.
Inner container available for 12" pizzas


Extra container
Ready to load 12" Pizzas
and 2 meals.
Side A
Side B


With technology tailored
to solve logistics pains
Wide angle 180°
5 Frontal
Depth Field

After 100,000 orders, we've achieved sustainable growth while reducing costs.


Orders/Quarter
1,000,000
100,000
10,000
1,000
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2019
2019
2020
2021


Cost / Order
$15.00
$10.00
$5.00
$0.00
$7.8
$8.21
$5.45
$3.89
$3.59
$3.19
$2.99
$2.98
$1.70
$1.30
$1.13
$0.50
$0.60
$0.70
2017-Q4
2018-Q4
2019-Q4
2019-Q4
2020-Q4
2021-Q4
2022-Q4
Cost
Revenue
Human traditional cost

Kiwi is making San Jose the first robotified city in the world.

We partnered with the San Jose Department of Transportation, Shopify, Olo, and Ordermark to directly integrate with over 120 restaurants in the city. We're launching July 2020.


College Park
Little Italy
SAN JOSE STATE UNIVERSITY
Washington
SAN JOSE CITY COLLEGE

This is a $15 billion opportunity for last-mile logistics.

And the time is now as we're for the first time ever experiencing a "new normal."



Market segmentation
TAM
$15 Billion
SAM
$2.5 billion
SOM
$250M
Food delivery market 2020: $50B - Logistic costs: ~30%
Food delivery market 2030: $365B - Logistic costs ~15%
Companies & Governments in our pipeline
GRUBHUB
Uber Eats
facebook
Google
Wrapify
Current Partnerships
olo
Domino's Pizza
Rappi
shopify
Ordermark
sodexo
SAN JOSE
SACRAMENTO
kiwibot



We are not going back to the "normal"
COVID-19
1 We need to promote local commerce
The pandemic is driving states and local tax collections way down - and theirExpenses way up.
2 Supply chain will change
Companies will accelerate the adoption of new technologies in their logistic process.
Supply chain: The next normal
3 A new customer-behavior
Contact-less, restaurant/delivery food hygienic ratings, and ordering simplification will be the new normal.
4 Couriers on the street are risking their health, and the others
End-users are being affected with higher fees and couriers at risk while they became transmitters.
kiwibot

We are improving people's lives with the world's most affordable and technologic delivery service for local commerce around the world.

Join our mission so we can make our delivery service faster and cheaper than any out there — empowering you to get whatever you want when you want it.



#KIWIBOT

Investor Q&A

— COLLAPSE ALL

What does your company do?

We provide an end to end robotic infrastructure to restaurants chains & food delivery aggregators

Where will your company be in 5 years?

we want to have an installed robotic infrastructure in the 5,000 more dense zones that allow people to move atoms within 2 miles for less than $1

Why did you choose this idea?

Being able to move staff around us is fundamental to optimize the local commerce

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The first online food order was a pizza from Pizza Hut in 1994, since then, we haven't seen a fundamental change in the way we do them, instead the orders increased and so the costs and problems. Now we need to accelerate delivery, is time to build robots.

How far along are you? What's your biggest obstacle?

We have made over 90,000 orders in California, we have a delivery cost already cheaper than a human, we have 2 big contracts to deploy robots worth $1.3m/year in revenue for the company

Our biggest obstacle is Maintenance & manufacturing.

Who competes with you? What do you understand that they don't?

Starship & big companies building delivery robots.

They don't understand that This is beyond the robot: we need an orchestration in order to make this possible. Also, autonomy is not the key.

How will you make money?

We charge a setup fee to deploy a fleet of robots, and then we charge per order with a minimum transaction volume. Right now $3.59/order, with a minimum of 200 orders per day.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Permits from government, acceptance from the community, maintenance issues.

What are the equity splits?

founders:85%
Employees:10%
Advisors 5%

Investors in SAFEs: 48%

Note: one of our advisors is Patrick Lee

What is the biggest disagreement you've had with your cofounders?

when to scale